UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section
14(d)(1) or 13(e)(1) of the Securities Exchange
Act of 1934

(Amendment No. 1)

ASSERTIO HOLDINGS, INC.

(Name of Subject Company)

ZARA MERGER SUB INC.

(Offeror)

A wholly owned subsidiary of

ZYDUS WORLDWIDE DMCC

(Parent of Offeror)

A wholly owned subsidiary of

ZYDUS LIFESCIENCES LTD.

(Parent of Offeror)

(Names of Filing Persons) (identifying status as offeror, issuer or other person)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

04546C304

(CUSIP Number of Class of Securities)

Mukund Thakkar

Zydus Lifesciences Ltd.

Executive Vice President-Legal

Tushar Shroff

Zydus Lifesciences Ltd.

Chief Financial Officer

Zydus Corporate Park, Scheme No. 63,

Survey No. 536 Khoraj (Gandhinagar),

Near Vaishnodevi Circle Sarkhej-

Gandhinagar Highway

Ahmedabad, Gujarat 382481

+91-079-71800000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Krishna Veeraraghavan, Esq.

Chelsea Darnell, Esq.

Paul, Weiss, Rifkind, Wharton &

Garrison LLP 1285 Avenue of the

Americas

New York, NY 10019

(212) 373-3000

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Zara Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Zydus Worldwide DMCC, a limited liability company incorporated under the laws of the United Arab Emirates (“Zydus Worldwide” or “Parent”) and a wholly owned subsidiary of Zydus Lifesciences Ltd., an Indian corporation (“Zydus”), with the U.S. Securities and Exchange Commission on May 18, 2026 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Assertio Holdings, Inc., a Delaware corporation (“Assertio” or the “Company”), in exchange for $23.50 per Share, payable in cash without interest and less deduction for any required withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated May 18, 2026 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

a)	The following is hereby added as a new section at the end of the Offer to Purchase:

“20. Expiration of the Offer

The Offer and related withdrawal rights expired as scheduled at the end of the day, one minute after 11:59 p.m., Eastern Time, on June 15, 2026 (the “Expiration Time”), and was not extended or earlier terminated. According to the Depository, as of the Expiration Time, 4,286,488 Shares, representing approximately 66.32% of the issued and outstanding Shares as of the Expiration Time, had been validly tendered and not validly withdrawn. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser accepted for payment, on June 16, 2026, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. Parent will cause Depository to pay, as promptly as practicable, for all Shares accepted for payment pursuant to the Offer.

Following acceptance for payment of the Shares, Purchaser will own a sufficient number of Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Assertio’s stockholders. Accordingly, Zydus and Parent expect to effect the Merger on June 16, 2026, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into Assertio, with Assertio continuing as the surviving corporation and as a wholly owned subsidiary of Parent and a wholly owned subsidiary of Zydus.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Capital Market. Zydus, Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Assertio’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(I)	Press release issued by Zydus Lifesciences Ltd., dated June 16, 2026.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2026

ZARA MERGER SUB INC.

By:	/s/ Ravi Yadavar
Name:	Ravi Yadavar
Title:	Treasurer

ZYDUS WORLDWIDE DMCC

By:	/s/ Ashish Kalawatia
Name:	Ashish Kalawatia
Title:	Director

ZYDUS LIFESCIENCES LTD.

By:	/s/ Mukund Thakkar
Name:	Mukund Thakkar
Title:	Executive Vice President - Legal

By:	/s/ Tushar Shroff
Name:	Tushar Shroff
Title:	Chief Financial Officer